UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-2200971 (I.R.S. Employer |Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 350-7570 (Issuer’s telephone number, including area code)

Investor Shares

 (Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 6, 2021 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Operating Results

Overview

Concreit Fund I LLC, (the “Company”, “Fund”, “we”, “us”, “our” and “Concreit”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. On June 30, 2025, our offering of up to $73,082,617 in Investor Shares, which represent limited liability interests in our Company (the “Offering”) was qualified with the Commission. We expect to use substantially all of the net proceeds from this Offering to originate, structure and acquire Real Estate Investments.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended June 30, 2025, we generated revenue of approximately $353,422, compared to approximately $389,763 for the same period in 2024. This revenue is primarily attributable to capital deployed in debt instruments. In 2025, we allocated capital across a number of real estate investments. This allowed for diversification and reduced risk exposure. We continue to believe the current approach strengthens the portfolio’s stability and positions us well for long-term performance.

Expenses

For the six months ended on June 30, 2025, we incurred aggregate expenses of approximately $87,413, which includes asset management fees, servicing fees, administration fees, and broker-dealer fees. For the same period in 2024, we incurred expenses of approximately $101,086. The Company has relied on Concreit Inc. to cover the general and administrative expenses associated with running our business. At this time, Concreit Inc. has begun to recoup the cost of these covered expenses.

Distributions

For the six months ended on June 30, 2025, the following table summarizes the distributions declared and paid by the Company:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield
12/28/2024 - 01/03/2025	$0.00019444444444	12/31/2025	01/03/2025	7.00%
01/04/2025 - 01/10/2025	$0.00019444444444	12/31/2025	01/10/2025	7.00%
01/11/2025 - 01/17/2025	$0.00019444444444	12/31/2025	01/17/2025	7.00%
01/18/2025 - 01/24/2025	$0.00019444444444	12/31/2025	01/24/2025	7.00%
01/25/2025 - 01/31/2025	$0.00019444444444	12/31/2025	01/31/2025	7.00%
02/01/2025 - 02/07/2025	$0.00019444444444	01/31/2025	02/07/2025	7.00%
02/08/2025 - 02/14/2025	$0.00019444444444	01/31/2025	02/14/2025	7.00%
02/15/2025 - 02/21/2025	$0.00019444444444	01/31/2025	02/21/2025	7.00%
02/22/2025 - 02/28/2025	$0.00019444444444	01/31/2025	02/28/2025	7.00%
03/01/2025 - 03/07/2025	$0.00019444444444	02/28/2025	03/07/2025	7.00%
03/08/2025 - 03/14/2025	$0.00019444444444	02/28/2025	03/14/2025	7.00%
03/15/2025 - 03/21/2025	$0.00019444444444	02/28/2025	03/21/2025	7.00%
03/22/2025 - 03/28/2025	$0.00019444444444	02/28/2025	03/28/2025	7.00%
03/29/2025 - 04/04/2025	$0.00019444444444	03/27/2025	04/04/2025	7.00%
04/05/2025 - 04/11/2025	$0.00019444444444	03/27/2025	04/11/2025	7.00%
04/12/2025 - 04/18/2025	$0.00019444444444	03/27/2025	04/18/2025	7.00%
04/19/2025 - 04/25/2025	$0.00019444444444	03/27/2025	04/25/2025	7.00%
04/26/2025 - 05/02/2025	$0.00019444444444	03/27/2025	05/02/2025	7.00%
05/03/2025 - 05/09/2025	$0.00019444444444	04/30/2025	05/09/2025	7.00%
05/10/2025 - 05/16/2025	$0.00019444444444	04/30/2025	05/16/2025	7.00%
05/17/2025 - 05/23/2025	$0.00019444444444	04/30/2025	05/23/2025	7.00%
05/24/2025 - 05/30/2025	$0.00019444444444	04/30/2025	05/30/2025	7.00%
05/31/2025 - 06/06/2025	$0.00019444444444	04/30/2025	06/06/2025	7.00%
06/07/2025 - 06/13/2025	$0.00019444444444	05/30/2025	06/13/2025	7.00%
06/14/2025 - 06/20/2025	$0.00019444444444	05/30/2025	06/20/2025	7.00%
06/21/2025 - 06/27/2025	$0.00019444444444	05/30/2025	06/27/2025	7.00%

(1) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2025 we had deployed approximately $7,474,275 for twenty Real Estate Investments and had approximately $347,293 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

As of June 30, 2025, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $75,000,000, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

In 2025, the U.S. economic landscape has continued to evolve amid ongoing Federal Reserve monetary policy adjustments and persistent sector-specific challenges. The Federal Reserve initiated its first interest rate cut of the year in September, with two additional rate reductions anticipated before the year’s end, and guidance suggesting further policy easing into 2026. The current federal funds target range stands at 4.00% to 4.25%, reflecting a measured response to concerns about slowing economic growth and labor market softness. Nevertheless, macroeconomic headwinds, particularly inflation risks and policy uncertainty remain, as does caution regarding potential future shifts in rate policy or geopolitical events.

Real Estate Market Condition

The U.S. real estate market in 2025 remains characterized by subdued activity, with both residential and commercial sectors experiencing slower transaction volumes. Housing prices continue to edge upwards, but at a less robust pace (generally below 3% year-over-year), supported by a gradual normalization in supply and a “frozen” demand environment. Inventory remains higher relative to previous troughs, but still below pre-pandemic norms, limiting the availability of affordable properties and dampening market turnover. In commercial real estate, capital market activity has been propelled by ongoing recapitalizations, a significant wave of debt maturities, and selective portfolio repositioning, especially as borrowing costs ease modestly from prior peaks.

Investor Sentiment and Fund Strategy

In this climate, investor preference continues to tilt toward real estate debt instruments offering defensive, yield-focused exposure with comparatively lower volatility. Although credit conditions are incrementally less restrictive than in recent years, lenders and borrowers remain sensitive to underwriting standards and emerging risks, especially in the wake of maturing debt and evolving refinancing conditions. Capital allocations are increasingly directed toward private debt strategies, with private lenders playing a vital role in bridging gaps that traditional financing cannot fill.

Consistent with these macro trends, we have maintained our focus on capital preservation and income generation through short-duration, high-yield debt investments, with ongoing tactical portfolio adjustments in response to rate shifts and real estate fundamentals. The Fund is closely monitoring credit quality, macroeconomic indicators, and sector-specific risks, and remains prepared to respond to both market opportunities and threats.

Market Risks

Key market risks for the Fund in the second half of 2025 include further shifts in Federal Reserve policy, persistent inflationary pressures, elevated labor costs, and heightened uncertainty surrounding both domestic and international political events. While recent rate cuts provide near-term relief for borrowers and may support greater transaction activity, the timing and magnitude of future rate changes, as well as sustained volatility in real estate markets, could heighten risk exposure for lending portfolios.

The Fund’s management believes the current economic environment requires disciplined risk management, with an emphasis on liquidity preservation and targeted exposure to sectors and credits displaying strong fundamentals and resilient cash flow profiles

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since July 1, 2025 throughout September 19, 2025:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield
06/28/2025 - 07/04/2025	$0.00019444444444	05/30/2025	07/04/2025	7.00%
07/05/2025 - 07/11/2025	$0.00019444444444	06/30/2025	07/11/2025	7.00%
07/12/2025 - 07/18/2025	$0.00019444444444	06/30/2025	07/18/2025	7.00%
07/19/2025 - 07/25/2025	$0.00019444444444	06/30/2025	07/25/2025	7.00%
07/26/2025 - 08/01/2025	$0.00019444444444	06/30/2025	08/01/2025	7.00%
08/02/2025 - 08/08/2025	$0.00019444444444	07/31/2025	08/08/2025	7.00%
08/09/2025 - 08/15/2025	$0.00019444444444	07/31/2025	08/15/2025	7.00%
08/16/2025 - 08/22/2025	$0.00019444444444	07/31/2025	08/22/2025	7.00%
08/23/2025 - 08/29/2025	$0.00019444444444	07/31/2025	08/29/2025	7.00%
08/30/2025 - 09/05/2025	$0.00019444444444	08/29/2025	09/05/2025	7.00%
09/06/2025 - 09/12/2025	$0.00019444444444	08/29/2025	09/12/2025	7.00%
09/13/2025 - 09/19/2025	$0.00019444444444	08/29/2025	09/19/2025	7.00%

Investments

See note 7 of the financial statements for details related to the investments by the Company from July 1, 2025 throughout September 19, 2025.

Redemption Plan

From July 1, 2025 through September 19, 2025 we have received $729,573 in redemption requests and have redeemed approximately 656,454 shares for $630,198.

Item 2. Other Information

REIT Election

The Company has applied to be treated as a Real Estate Investment Trust (REIT) for U.S. federal income tax purposes, effective as of December 31, 2024.

Item 3. Financial Statements (unaudited)

CONCREIT FUND I LLC

STATEMENTS OF FINANCIAL CONDITION

As of June 30, 2025 (unaudited) and

As of December 31, 2024 (audited)

	06/30/2025	12/31/2024

Assets:
Cash and cash equivalents	$347,292	$286,634
Prepayments	2,644
Dividends and interest receivable	60,069	75,675
Related party receivable	1,378
Equity investments, cost	1,900,000	1,900,000
Loan participations	5,574,275	6,113,409
Total assets	$7,885,658	$8,375,718

Liabilities and Members’ Equity:
Liabilities:
Due to related parties	$120,145	$9,940
Accrued liabilities	467,243	283,715
Total liabilities	587,388	293,655

Commitments and contingencies (Note 4)

Members’ Equity:
Common shares	—	—
Investor shares	7,299,554	8,124,809
Retained earnings / (Accumulated deficit)	(1,284)	(42,746)
Total members’ equity	7,298,270	8,802,063
Total liabilities and members’ equity	$7,855,658	$8,375,718

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2025 (unaudited)

and For Fiscal Year December 31, 2024 (audited)

	06/30/2025	12/31/2024
Investment Income:
Dividend and interest income	$353,422	$760,109
Realized gain on marketable securities	—	—
Net investment income	389,763	760,109

Operating Expense:
General and administrative	87,413	199,927
Net income	$266,009	$560,182

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2025 (unaudited)

and For Fiscal Year December 31, 2024 (audited)

	Common Shares			Investor Shares		Retained Earnings/Accumulated	Total Members
	Shares	Amount		Shares	Amount	Deficit	Equity
December 31, 2023		$		8,446,242	$8,150,182	$(47,729)	$8,102,543
Investor Shares issued for cash	—		—	3,052,970	2,930,852	—	2,930,852
Redemptions	—		—	(3,079,401)	(2,956,22)	—	(2,956,225)
Redemptions to related parties
Distributions to members	—		—	—	—	(555,199)	(555,199)
Net income	—		—	—	—	560,182	560,182
December 31, 2024	—		$—	8,439,811	$8,124,809	$(42,746)	$8,082,063
Investor Shares issued for cash	—		—	69,627	66,842	—	66,842
Redemptions	—		—	(929,257)	(892,086)	—	(892,086)
Redemptions to related parties
Distributions to members	—		—	—	—	(224,547)	(224,547)
Net income	—		—	—	—	266,009	266,009
June 30, 2025	—		$—	7,580,181	$7,299,565	$(1,284)	$7,298,281

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2025 (unaudited)

and For Fiscal Year December 31, 2024 (audited)

	06/30/2025	12/31/2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$266,009	$560,182
Adjustments to reconcile net income to net cash used in operating activities:	—	—
Realized gain on marketable securities	—	—
Changes in operating assets and liabilities:	—	—
Dividends and interest receivable	(15,918)	(17,005)
Due to related parties	109,263	2,417
Accrued liabilities	345,634	226,892
Net cash provided by operating activities	704,988	772,486

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equity investments, at cost		200,000
Net purchases of loan participations	(3,801,985)	(11,279,417)
Repayments of loan participations	4,341,119	10,607,637
Net cash used in investing activities	539,134	(471,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of investor shares	66,831	2,930,852
Redemption to related parties	—	—
Redemptions by members	(892,086)	(2,956,225)
Distributions to members	(224,547)	(555,199)
Net cash provided by financing activities	(1,183,464)	(580,572)

Increase in cash and cash equivalents	60,658	(279,866)
Cash and cash equivalents, beginning of year	286,634	566,500
Cash and cash equivalents, end of period	$347,292	$286,634

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

 CONCREIT FUND I LLC NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC (the “Fund”) was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Fund intends to qualify as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. Substantially all of the Fund’s business is externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

The Fund has applied to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although the Manager is not currently aware of any reason why the Fund would not qualify as a REIT, they can give no absolute assurance that the IRS will not successfully challenge the classification of the Fund as a REIT. To qualify as a REIT, a fund must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;
●	Be managed by a board of directors or trustees;
●	Have shares that are fully transferable;
●	Have a minimum of 100 shareholders after its first year as a REIT;
●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half of the taxable year;
●	Invest at least 75 percent of its total assets in real estate assets and cash;
●	Derive at least 75 percent of its gross income from real estate related sources, including rents from real property and interest on mortgages financing real property;
●	Derive at least 95 percent of its gross income from such real estate sources and dividends or interest from any source; and
●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

Going Concern / Management’s Plans

The Fund evaluated its ability to meet obligations over the 12-month period subsequent to the financial statements issuance date. Management identified that the Fund’s dependency on its Manager’s capital and resources along with proceeds from securities offerings to fund operations and its ability to re-qualify the offering with the SEC raised doubt about its ability to continue fundraising through Regulation A+ Tier 2 offering as an ongoing concern, which may impact the Fund’s ability to reach operational independence and profitability. During the month ended June 30, 2025 and December 31, 2024, the Fund raised $66,842 and $2,930,852. For the next 12 months, the Fund will continue to rely on the Manager for operational resources such as our board and management team, utilize existing cash reserves, and income from its $8 million portfolio. Management has also received a notice of qualification on June 30, 2025. Management has determined that these plans are probable of execution and sufficient to alleviate any doubt.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Risks and Uncertainties

The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Interest rates have caused some dislocations in commercial real estate and may impact the Fund’s operations. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire investments in commercial real estate, the availability of suitable loans or real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations. By investing into loan participations, the Fund loses flexibility and control, could become overly reliant on the lead lender, may be unable to obtain information in a timely manner, and losses exposure under workout or liquidation.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in, and Income from, Private Equity Securities

The Fund holds equity securities in private companies representing less than 20% ownership. These investments do not provide the Fund with significant influence over the investees and lack readily determinable fair values. Accordingly, they are accounted for under the measurement alternative in ASC 321-10-35-2:

●	Initial recognition: Recorded at cost, including transaction costs.

●	Subsequent measurement: Adjusted for impairment losses and observable price changes in orderly transactions for identical/similar securities of the same issuer.

●	Income recognition: Dividends are recognized as income when declared by the investee.

The Fund assesses these investments for impairment quarterly. A loss is recognized in earnings if the investment’s fair value (determined using ASC 820) is below its carrying amount, and the decline is deemed non-recoverable.

As of June 30, 2025, the Fund is invested in three private equity investments and none of the private equity investments were considered impaired. No impairment charges were recorded in the financial statements.

Investments in Debt Securities and Loan Participations

The Fund classifies its debt securities as available-for-sale and carries them at fair value with unrealized gains and losses reported in accumulated other comprehensive income (OCI). Management has concluded that fair value approximates amortized cost for all securities in the portfolio, as interest rate fluctuations have not resulted in material differences between cost and fair value. Accordingly, no material unrealized gains or losses have been recognized in OCI for the periods presented.

Income is recorded as earned using the effective interest method. The Fund reviews investments quarterly for credit impairment under ASC 326. An allowance for credit losses is recorded when a decline in fair value below amortized cost is determined to be credit-related.

All investments in debt securities and loan participations are secured by the underlying real property collateral. In the event of borrower default, the Fund may exercise its rights to the collateral securing the investment.

As of June 30, 2025, the Fund is invested in 19 loan participations. The Fund has evaluated its portfolio and determined that no allowance for loan losses was necessary as of June 30, 2025. Accordingly, no provision for loan losses has been recorded in the financial statements for the period ended June 30, 2025.

Accrued Interest Receivables

In general, we do not record a loan loss reserve for accrued interest receivables. Uncollected accrued interest is reversed through interest income in a timely manner in line with our non-accrual and past due policies for loans.

The accrued interest receivables balance for June 30, 2025, December 31, 2024, and December 31, 2023, were $60,069, $75,675, and $58,670, respectively.

Revenue Recognition

The Fund’s primary source of income is expected to be from lending activities. The Fund follows FASB ASC 606, Revenue from Contracts with Customers, and its related amendments. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Fund expects to be entitled to in exchange for those goods or services.

The Fund recognizes investment revenue on a monthly basis when earned.

Income Taxes

As a limited liability company, the Manager has elected to be taxed as a C corporation. The Fund has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, beginning with the taxable year when qualification can be met. To qualify as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. All tax periods since Inception remain open to examination by the major taxing authorities in all jurisdictions where the Fund is subject to taxation. There are no ongoing tax examinations.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of investor shares outstanding during the period.

Concentration of Credit/Investment Risk

The Fund maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

The Fund maintains significant investments originated through one counterparty. Investments with this borrower represent a concentration of credit risk, as adverse developments affecting the borrower could impact the performance of related assets.

As of June 30, 2025, approximately 20.6% of the Fund’s total investment portfolio was originated through the counterparty. The Fund’s exposure to the borrower arises from its investment in nine real estate-backed loans, which are subject to the creditworthiness and operational performance of the borrower.

The Company manages concentration risk by periodically reviewing the financial health and operational practices of its borrowers and by monitoring the ongoing performance of the underlying investments. However, there can be no assurance that adverse events affecting any borrower will not have a material impact on the Fund’s financial position or results of operations.

Management continues to evaluate and, where appropriate, diversify its counterparties to mitigate concentration risk.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, the Fund is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Fund (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – INVESTMENTS

Equity Investments in private corporations as of June 30, 2025 are as follows:
Type of Investment	06/30/2025 Invested Balance	12/31/2024 Invested Balance	Date of Acquisition (1)	Expected Rate (2)	06/30/2025 Interest Earned	12/31/2024 Interest Earned	06/30/2025 Receivables	12/31/2024 Receivables	Additional Notes
Private Equity	$400,000	$400,000	07/01/2022	9%	$16,972	$39,356	$3,000	3,000
Private Equity	$1,000,000	$1,000,000	10/07/2022	10%	$58,333	$100,000	$8,334	8,334
Private Equity	$500,000	$500,000	10/03/2022	8%	$(15,000)	$24,134	$—	15,000	(3)
	$1,900,000	$1,900,000			$60,305	$163,490	$11,334	26,334

(1) Represents the initial investment date and does not account for follow on investments.
(2) Refers to the projected effective annual dividend rate for each investment. The expected rate presented does not distinguish between dividends that are paid current and dividends that accrue to the maturity date, nor does it include any increases in the expected rate that may occur in the future.
(3) Due to the non-performance of this investment caused by a rapid rise in interest rates pushing debt cost over revenue during the value-add phase of properties (i.e. increases in insurance costs, utility costs, and premiums in rate caps) and the challenges in the capital markets in terms of providing financial support to execute the strategies of borrowers, the Fund’s manager no longer believes this investment fits the risk profile of the Fund and has requested a redemption per the terms of the investment. No provision for loan loss has been recorded prior receivables have been written off.

Debt Investments as of June 30, 2025 are as follows:

Location	Type of Property	Type of Investment	2025 Unpaid Principal Balance (1)	2024 Unpaid Principal Balance (1)	Date of Acquisition	Interest Rate (2)	Maturity Date	2025 Interest Earned	2024 Interest Earned	2025 Receivables	2024 Receivables	Additional Notes
Seattle, WA	Single-family	Note	$300,000	$300,000	05/04/2023	9.50%	12/28/2024	$15,253	$44,953	$2,375	$2,375
Everett, WA	Single-family	Note	$267,000	$267,000	05/30/2024	10.00%	11/04/2026	$13,350	$15,649	$4,450	2,225
Enumclaw, WA	Single-family	Note	$80,000	$160,000	05/29/2024	10.00%	01/18/2026	$5,612	$9,333	$667	$1,020	(4)
Seattle, WA	Single-family	Note	$481,500	$481,500	10/04/2024	10.00%	12/06/2025	$26,181	$11,502	$4,012	$4,102
Seattle, WA	Single-family	Note	$580,500	$580,500	11/27/2024	9.25%	10/16/2025	$26,848	$4,922	$4,475	$8,949
Kent, WA	Single-family	Note	$513,000	$513,000	12/05/2024	9.75%	09/03/2025	$25,008	$3,473	$4,168	$4,168
Everett, WA	Single-family	Note	$297,500	$297,500	12/05/2024	9.35%	02/02/2026	$13,908	$1,932	$2,318	2,318
Seattle, WA	Single-family	Note	$648,000	$—	05/16/2025	9.50%	10/29/2025	$10,260	$—	$5,130	$—
Milton, WA	Single-family	Note	$495,000	$—	05/16/2025	8.88%	03/25/2026	$7,322	$—	$3,661	$—
Puyallup, WA	Single-family	Note	$373,570	$—	05/30/2025	9.50%	01/31/2026	$3,155	$—	$2,957	$—
Elyria, OH	Single-family	Note	$99,723	$—	02/13/2025	9.30%	03/01/2026	$3,504	$—	$773	$—
Newark, OH	Single-family	Note	$168,679	$—	03/06/2025	9.30%	04/01/2026	$5,054	$—	$1,307	$—
Cincinnati, OH	Single-family	Note	$181,467	$—	03/10/2025	9.30%	04/01/2026	$5,250	$—	$2,813	$—
Eastlake, OH	Single-family	Note	$159,331	$—	03/10/2025	9.30%	04/01/2026	$3,910	$—	$1,235	$—
Maple Heights, OH	Single-family	Note	$137,500	$—	03/26/2025	9.30%	04/01/2026	$1,208	$—	$2,131	—
Miamisburg, OH	Single-family	Note	$162,738	$—	03/28/2025	9.30%	04/01/2026	$2,691	$—	$1,261	—
Cincinnati, OH	Single-family	Note	$206,568	$—	04/21/2025	9.40%	05/01/2026	$2,158	$—	$1,618	—
Memphis, TN	Single-family	Note	$247,050	$—	04/10/2025	9.30%	05/01/2025	$2,553	$—	$1,915	—
Cleveland, OH	Single-family	Note	$175,149	—	05/08/2025	9.30%	06/01/2026	$1,038	—	$1,372	$—
			$5,574,275	$2,519,500				$174,263	$91,765	$48,638	$25,157

Debt Investments Paid off prior to June 30, 2025 are as follows:

Location	Type of Property	Type of Investment	Unpaid Principal Balance at Payoff (1)	2024 Unpaid Principal Balance (1)	Date of Acquisition	Interest Rate (2)	Payoff Date	2025 Interest Earned	2024 Interest Earned	2025 Receivables	2024 Receivables	Additional Notes
La Porte, TX	Single-family	Note	$253,091	$253,091	06/08/2024	10.75%	01/07/2025	$756	$13,604	$—	$2,267
Seattle, WA	Single-family	Note	$225,000	$225,000	12/05/2024	9.00%	01/27/2025	$1,181	$1,406	$—	$1,688
Columbus, OH	Single-family	Note	$139,500	$139,500	11/13/2024	9.80%	02/04/2025	$1,367	$1,823	$—	$1,139
Enumclaw, WA	Single-family	Note	$80,000	160,000	05/29/2024	9.35%	02/13/2025	—	—	—	—	(3)
Tacoma, WA	Single-family	Note	$333,000	$333,000	12/19/2024	10.00%	02/14/2025	$3,423	$1,018	$—	$2,775
Houston, TX	Single-family	Note	$192,424	$192,424	10/31/2024	9.80%	03/07/2025	$5,081	$3,195	$—	$1,572
Oklahoma City, OK	Single-family	Note	$172,165	$172,165	12/11/2024	9.60%	03/20/2025	$3,719	$918	$—	$—
Cincinnati, OH	Single-family	Note	$164,004	$164,004	12/06/2024	9.60%	03/28/2025	$3,799	$2,718	$—	$—
Cincinnati, OH	Single-family	Note	$170,710	$170,710	12/17/2024	9.60%	04/17/2025	$4,916	$637	$—	$—
College Park, GA	Single-family	Note	$203,040	$203,040	11/27/2024	9.60%	04/18/2025	$7,526	$217	$—	$1,624
Dupont, WA	Single-family	Note	$428,040	$428,040	11/27/2024	9.38%	04/22/2025	$11,927	$3,678	$—	$3,344
Columbus, OH	Single-family	Note	$174,559	$174,559	11/28/2024	9.60%	04/23/2025	$5,586	$1,815	$—	$1,397
Cincinnati, OH	Single-family	Note	$181,668	$181,668	01/31/2025	9.30%	04/30/2025	$5,819	$—	$—	$—
Seattle, WA	Single-family	Note	$387,000	$387,000	11/28/2024	9.00%	05/05/2025	$11,804	$3,193	$—	$2,903
Columbus, OH	Single-family	Note	$179,005	$179,005	01/08/2025	9.60%	05/12/2025	$6,110	$—	$—	$—
Fall City, WA	Single-family	Note	$495,000	$495,000	08/09/2024	10.00%	05/12/2025	$20,075	$19,388	$—	$4,125
Elyria, OH	Single-family	Note	$122,200	$122,200	02/13/2025	9.30%	05/20/2025	$3,441	$—	$—	$—
Shaker Heights, OH	Single-family	Note	$176,376	$176,376	10/30/2024	9.80%	05/23/2025	$8,642	$2,928	$—	$1,440
Lorain, OH	Single-family	Note	$120,190	$120,190	04/02/2025	9.30%	06/27/2025	$2,857	$—	$—	$—
Cincinnati, OH	Single-family	Note	$144,147	$144,147	03/07/2025	9.30%	06/30/2025	$4,394	$—	$—	$—
			$4,261,119	$4,341,119			5	$112,423	$56,538	$—	$24,274

(1) Refers to the balance of each note. UBP may not be equivalent to the total commitment made by the Fund.
(2) Represents the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(3) The borrower of this note paid down the balance of their loan by the amount in “Unpaid Principal Balance at Payoff” on the payoff date listed.

 NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with any pending or threatening litigation against the Fund.

NOTE 5 –ACCRUED LIABILITES

As of June 30, 2025, the Fund has accrued $425,533 in dividends payable to investors under its Regulation A+ Tier 2 offering. Of these amounts, $425,533 represent declared dividends previously distributed and temporarily held for reinvestment pending SEC requalification of the offering statement. The liability will be settled through issuance of Investor Shares upon completion of regulatory review. Dividends remain subject to investor reinvestment elections documented in the offering circular and can be withdrawn at any time.

NOTE 6 - RELATED-PARTY FEES AND EXPENSES

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Organizational and Offering Costs

Organizational and offering costs of the Fund may be paid by the Initial Member and/or affiliates on behalf of the Fund. These organizational and offering costs could include expenses to be paid by the Fund in connection with operating the Fund, the qualification of the Offering, and the distribution of shares. The Fund anticipates that the Fund will be obligated to reimburse the Initial Member and/or affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Fund. The Initial Member has decided that the Fund shall only reimburse the Initial Member for the organizational and offering costs if the reimbursement does not jeopardize the health of the Fund.

The Fund will record a liability for organizational costs and offering costs payable to the Initial Member and/or affiliates when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. Without jeopardizing the health of the Fund and to maintain the objectives of returns to Investors of the fund, the Fund may book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

Asset Management Fee

The Fund will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Fund’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one and one half percent (1.50%) if the cost of the real estate multiplied by the Fund’s percentage interest in the joint venture is less than ten (10) million dollars.

Disposition Fee

Upon the Fund selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Fund selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Fund’s percentage interest in the joint venture.

Financing Fee

When the Fund obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Fund obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Fund’s percentage interest in the joint venture.

Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Fund during the preceding month for all properties that the Fund owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the servicer of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

The Fund has recorded expenses of $85,051 and $169,187 related to these fees for the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, respectively.

NOTE 7 – MEMBERS’ EQUITY

The Fund is authorized to sell an unlimited amount of investors shares.

The initial member interests were non-voting. The Fund received $66,842 and $2,930,852 in contributions from investor members in exchange for 69,627 and 3,052,970 investor shares, during the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, respectively. The Fund’s Investor shares will not have voting rights except under the limited circumstances expressly provided in the Fund’s Operating Agreement.

The Fund has the ability to redeem Investor Shares through a Redemption Plan. The Fund may, at the Fund’s full discretion, choose to redeem Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemptions nor that the Manager will exercise its discretion to redeem such Investor Shares. During the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, the Fund processed $892,086 and $2,956,225 in redemptions accounting for 929,257 and 3,079,401 redeemed investor shares, respectively.

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Fund, including the one percent (1%) Management Fee and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund. Distributions of $282,993 and $555,199 have been made as of June 30, 2025 and December 31, 2024, respectively.

Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

●	One hundred percent (100%), pro rata to each Investor Member until such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month), which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year).

NOTE 8 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, the Manager has evaluated events and transactions occurring through the financial statements issuance date, September 19, 2025, for potential recognition or disclosure.

Offering

Subsequent to June 30, 2025, the Fund has processed approximately $630,198 in redemptions.

Changes in Debt Investments Subsequent to June 30, 2025 are as follows:
Location	Type of Property	Type of Investment	Unpaid Principal Balance (1)	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Payoff Date
Cincinnati, OH	Single-family	Note	$206,568	05/16/2025	9.40%	06/01/2026	07/07/2025
Seattle, WA	Single-family	Note	$648,000	04/21/2025	9.75%	10/29/2025	07/08/2025
Tacoma, WA	Single-family	Note	$255,000	07/09/2025	9.00%	10/20/2025
Sultan, WA	Single-family	Note	$337,500	07/09/2025	8.99%	04/08/2026
Newark, OH	Single-family	Note	$168,679	03/06/2025	9.30%	04/01/2026	07/18/2025
Kent, WA	Single-family	Note	$450,700	08/13/2025	9.00%	01/19/2026
Tacoma, WA	Single-family	Note	$280,000	07/09/2025	10.00%	01/10/2026
Edmonds, WA	Single-family	Note	$540,000	08/01/2025	9.75%	01/06/2026
Port Orchard, WA	Single-family	Note	$359,500	08/01/2025	9.10%	01/28/2026
Kent, WA	Single-family	Note	$513,000	12/05/2024	9.75%	09/03/2025	08/06/2025
Rosenberg, TX	Single-family	Note	$225,720	09/12/2025	9.30%	10/01/2026
Spring, TX	Single-family	Note	$240,322	09/12/2025	9.30%	10/01/2026
Tacoma, WA	Single-family	Note	$373,500	09/17/2025	9.00%	03/23/2026
Erie, OH	Single-family	Note	$99,723	02/13/2025	9.30%	03/01/2026	09/19/2025

Item 4. Exhibits

Exhibit No.	Description

2.1*	Certificate of Formation
2.2*	Form of First Amended and Restated Limited Liability Company Agreement
4.1*	Form of Subscription Agreement
4.2*	Form of Automatic Investment Agreement
6.1*	Management Services Agreement
6.1.1*	First Amended and Restated Management Services Agreement
6.2*	License Agreement
6.3*	Form of Broker-Dealer Agreement
6.4*	Form of Software and Services License Agreement
6.4.1*	Amendment to Software and Services License Agreement
8.1*	Form of Escrow Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 25, 2025.

Concreit Fund I LLC

By:	Concreit Fund Management LLC, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC	09/25/2025
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Fund I LLC	09/25/2025
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Fund I LLC	09/25/2025